

Mail Stop 6010

April 28, 2008

VIA U.S. MAIL AND FAX (973) 882-5989

Robert V. Condon
Chief Financial Officer
Merrimac Industries, Inc.
41 Fairfield Place
West Caldwell, New Jersey 07006

> **Re: Merrimac Industries, Inc.**
> **Form 10-K for the fiscal year ended December 29, 2007**
> **Filed March 28, 2008**
> **File No. 001-09970**

Dear Mr. Condon:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 29, 2007

Notes to Consolidated Financial Statements, page 41

1. Nature of business and summary of significant accounting policies, page 41

Contract revenues, page 41

1.   We see you indicate that you recognize revenue in accordance with SAB 104, yet it
        appears that you apply both SAB 104 and SOP 81-1. Paragraph 1 of SAB Topic 13A
        states that if a transaction is within the scope of specific authoritative literature that
        provides revenue recognition guidance, that literature should be applied. As such, please
        respond to the following in order to clarify your revenue recognition policies for us:

        •   We note on page 4 that your sales are composed of three categories of orders - initial
            design, repeat design and catalog sales. Please describe your revenue recognition
            policy for each category of orders, citing the applicable U.S. GAAP that supports
            your accounting for each category. To the extent that you apply SAB 104, please
            demonstrate how your revenue recognition meets the four criteria described in SAB
            104. To the extent you apply SOP 81-1, tell us why your revenue recognition is
            within the scope of SOP 81-1 and how you applied SOP 81-1.

        •   We note that you charge anticipated losses on contracts to operations when identified.
            Please clarify how your recognition of contract losses is in accordance with U.S.
            GAAP. If applicable, please refer to paragraphs 85 to 89 of SOP 81-1. Otherwise,
            please cite the applicable U.S. GAAP that supports your conclusions.

        •   Please clarify your revenue recognition policy in future filings and provide us with
            your proposed revised disclosures.

Long-lived assets, page 42

2.   We note that you account for long-lived assets under SFAS 144, yet, your disclosure
        about the indicating factors, the recoverability test and the fair value measurement is not
        clear. Please address the following:

        •   You disclosed "If the recoverability of these assets is unlikely because of the
            existence of one or more of the above-mentioned factors, an impairment analysis is
            performed using a projected discounted cash flow method".

            Note that an impairment loss shall be recognized only if the carrying amount of a
            long-lived asset is not recoverable and exceeds its fair value. Further note that a long-

lived asset shall be <u>tested for recoverability</u> whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. An excess of the carrying value of an asset over its undiscounted cash flows is an indicator a long-lived asset is not recoverable. Refer to paragraphs 7 – 9 and 16 – 21 of SFAS 144 and explain to us why your impairment policy is in accordance with SFAS 144.

- Please confirm that you considered <u>all</u> events or changes in circumstances listed in paragraph 8 of SFAS 144 when accounting for your long-lived assets.

- Please clarify how you measure the fair value of long-lived assets and why your valuation is in accordance with U.S. GAAP.

<u>18. Subsequent Event, page 58</u>

3.   We note that former FMI employees filed a statement of claim against Merrimac for approximately $1,000,000. Please explain to us how you account for this claim and why your accounting and disclosures are in accordance with SFAS 5. Please revise your disclosure in future filings to address our concerns.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andri Boerman, Staff Accountant, at (202) 551-3645 or me at (202) 551-3603 if you have any questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant